Exhibit 99.11

Inducement Fee Agreement

Between:

Kraft Foods Inc. (“the Offeror”)

Three Lakes Drive

Northfield

IL 60093

United States of America

and

Cadbury plc (“the Company”)

Cadbury House

Sanderson Road

Uxbridge, UB8 1DH

United Kingdom

1.	As an inducement to the Offeror to commit time and personnel to the Offer, the Company undertakes to the Offeror that it shall pay to the Offeror the Inducement Fee if a firm intention to make or enter into a Third Party Transaction is announced prior to the Offer lapsing or being withdrawn and either (i) the Directors of the Company recommend the Third Party Transaction referred to in such announcement or any other Third party Transaction (including any Third Party Transaction existing at the date of this Agreement) and / or

(ii) the Third Party Transaction referred to in such announcement or any other Third Party Transaction (including any Third Party Transaction existing at the date of this Agreement) becomes or is declared unconditional in all respects or is completed, and the Offer is withdrawn or lapses by virtue of the Acceptance Condition not being fulfilled, unless, prior to the date of announcement of such Third Party Transaction, the Directors of the Company withdraw or materially adversely modify or qualify their recommendation (or intention to recommend) for reasons demonstrably unrelated to such Third Party Transaction.

2.	The Company shall pay the Inducement Fee due under this Agreement (if it becomes payable) by not later than five Business Days after the date on which the Inducement Fee falls due under this Agreement.

3.	All sums payable under this Agreement shall be paid in the form of an electronic funds transfer for same day value to such bank as may be notified by the Offeror to the Company for such purpose and shall be paid in full free from any deduction or withholding whatsoever (save only as may be required by law) and without regard to any lien, right of set-off, counterclaim or otherwise.

4.	Nothing in this Agreement shall oblige the Company to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code. The Company confirms that it has consulted with the Panel in relation to this Agreement, that it and the Company’s financial adviser have given the Panel all such confirmations and information in relation to this Agreement as may be required by the Code (including all relevant practice statements) and that the Panel has raised no objection to the Company entering into the obligations contained in this Agreement.

5.	The parties intend and shall use reasonable endeavours to ensure that the Inducement Fee is not treated for VAT purposes as consideration for a taxable supply. If and to the extent that any tax authority determines that the Inducement Fee is consideration for a taxable supply, the Inducement Fee shall be treated as inclusive of VAT and no amounts in respect of VAT shall be payable in addition to the Inducement Fee but:

5.1	if the Inducement Fee is the consideration for any supply deemed to be made by the Company or the Company Representative Member and on which VAT is chargeable, then, to the extent that such VAT is irrecoverable by the Company or the Company Representative Member, the amount payable to the Offeror pursuant to paragraph 1 of this Agreement shall be reduced (or part of the amount already paid pursuant to paragraph 1 reimbursed) such that the aggregate of the reduced fee and the irrecoverable VAT thereon equals the Inducement Fee;

5.2	if the Inducement Fee is the consideration for a supply in respect of which the Offeror is liable for VAT, then, if and to the extent that the Company (or the Company Representative Member) receives a refund or credit in respect of such VAT, the Company shall (or shall procure that the Company Representative Member shall) within five Business Days of receiving the refund or credit, pay an amount equal to such refund or credit to the Offeror; and

5.3	in either case the Company shall (or shall procure that the Company Representative Member shall) use reasonable endeavours to obtain any available refund or credit in respect of any VAT chargeable on such taxable supply and the Offeror shall provide such assistance to the Company (or the Company Representative Member) as is reasonably necessary (including the making available of such invoices, information and assistance as may reasonably be required) to enable the Company (or the Company Representative Member) to obtain such a refund or credit.

6.	The Company warrants and represents that the Directors have considered the net assets of the Company (as at the date of this Agreement) as defined in Section 677(2) and (3) of the Companies Act 2006 and have concluded that the agreement to pay the Inducement Fee contained in this Agreement does not reduce to a material extent the net assets of the Company for the purposes of Section 678 of the Companies Act 2006.

7.	Definitions

“the Inducement Fee” means a fee of £117,700,000, being an amount approximately equal to one per cent of the value of the Offer calculated by reference to the price to be received per Cadbury share multiplied by the fully diluted equity share capital of the Company but taking into account only those options that are “in the money”.

“Press Announcement” means the announcement of the Offer dated today.

“Acceptance Condition” means Condition 1(a) set out in the original offer document.

“Third Party Transactions” means a takeover offer for the Company by any party unconnected to the Offeror or any transaction between the Company and any party unconnected with the Offeror which would be inconsistent with the Offer or prevent the Offer becoming unconditional.

All terms defined in the Press Announcement shall have the same meaning in this Agreement.

Signed by

/s/ Henry Udow
Cadbury plc

/s/ Michael Osanloo
Kraft Foods Inc.